Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Social Leverage Acquisition Corp. I (the “Company”) on Amendment No. 2 to Form S-1 (File No. 333-252392) of our report dated January 25, 2021, except for the second paragraph in Note 7 as to which the date is February 3, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Social Leverage Acquisition Corp. I as of December 31, 2020 and for the period from December 1, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

February 3, 2021